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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549



                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                                In respect of its
               U.S.$ 100,000,000 Zero Coupon Notes due May 1, 2030



                    Filed pursuant to Rule 3 of Regulation BW



                               Dated: May 16, 2000


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         The following information regarding the U.S.$ 100,000,000 Zero Coupon
Notes due May 1, 2030 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 16, 1999) is already on file with the Securities and Exchange Commission.

Item 1. DESCRIPTION OF OBLIGATIONS

     (a)  U.S.$ 100,000,000 Zero Coupon Notes due May 1, 2030.

     (b)  Zero Coupon (the issue price will be 11.611514% of par).

     (c) Maturing May 1, 2030. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

     (d)  Not applicable.

     (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

     (f)  Not applicable.

     (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

     (h)  See Prospectus, pages 6-10.

     (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

Item 2. DISTRIBUTION OF OBLIGATIONS

     The Bank will enter into a Terms Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating U.S.$ 100,000,000 at 11.611514% of par, less commissions of 0.10%. The Notes will be offered

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for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about May 19, 2000.

     The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     The Manager proposes to offer all the Notes to the public at the public offering price of 11.611514%.

Item 3. DISTRIBUTION SPREAD


              Price to              Selling Discounts       Proceeds to the
              Public                 and Commissions         Bank(1)
              --------              -----------------       ----------------
         Per Unit: 11.611514%           0.10%                 11.511514%
        Total: USD 11,611,514        USD 100,000            USD 11,511,514


Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

   None

Item 5. OTHER EXPENSES OF DISTRIBUTION

   As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. APPLICATION OF PROCEEDS

   The net proceeds will be used in the general operations of the Bank.

Item 7.  EXHIBITS

   None



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(1) Without deducting expenses of the Bank, which are not yet known.